1001 MCKINNEY

18th FLOOR

HOUSTON, TEXAS 77002

FRANKLIN, CARDWELL & JONES

713.222.6025  TELEPHONE

A PROFESSIONAL CORPORATION

713.222.0938  FACSIMILE

INTERNET:

http://www.fcj.com

December 1, 2005

United States Securities and Exchange Commission

Attn: Mr. Jay Mumford

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

Re: Legacy Communications Corporation Registration Statement on

 Form SB-2 (File No. 333-025907)

Dear Mr. Mumford:

On behalf of Legacy Communications Corporation (the "Company"), we are filing with this letter Pre-effective Amendment No. 2 ("Amendment No. 2") to the above referenced registration statement on Form SB-2 (the "Registration Statement"), together with a marked copy showing changes made in Amendment No. 2.  For the convenience of the staff I have forwarded three (3) hard copies of this letter and the marked copies of Amendment No. 2 to you.

Set forth below are our responses to the comments from the staff.

Prospectus cover page

1.

Delete the third line of type (the par value) on the cover page.

The third line of type on the cover page of the Prospectus has been deleted.

Summary, page 1

2.

We note your disclosure about the planned sales of certain radio stations in your fifth paragraph.  Expand to disclose the expected completion date and your costs in connection with these sales, as outlined on page 35.

The discussion regarding planned sales of radio stations has been updated to be current as of the date of Amendment No. 2 and to reflect that the Option Agreement relating to KPTO (AM) and KITT (FM) includes both an option exercisable by the purchaser to purchase the station assets and an option exercisable by the Registrant to sell the station assets.  Since each party has an option to require performance, the Registrant has characterized this agreement as an contract to sell the station assets.  The Registrant has also repeated the information from page 37 (previously page 35) regarding the expected completion date and costs relating to anticipated sales in the Summary section on page 4.

3.

Please balance the summary with disclosure about your recent losses and working capital deficit.

The Registrant has added a statement regarding its recent losses and working capital deficit immediately following "Financial Summary" on page 5.

Risk Factors, page 5

4.

Please add risk factors to discuss the risks associated with (1) the applicability of the penny stock rules, (2) the lack of a trading market, and (3) the lack of liquidity of your common stock given that more than 75% of the shares are held by your officers and directors.

The Registrant has added risk factors relating to the applicability of the penny stock rules and the lack of a trading market and the effect of each on the liquidity of an investment in its Common Stock.  See page 9.  The ownership of a substantial block of stock by management does not directly affect liquidity but does result in a lack of control over corporation matters (addressed in the risk factors on page 10) and significant dilution (addressed in the risk factors on page 11).

Other agreements relating to the acquisition of radio stations…page 6

5.

Please expand your disclosure to quantify the option price you will need to pay for each construction permit and the amount you will need to pay to obtain the broadcast license from Eagle Bluff Enterprises.

The registrant has expanded the disclosure to include the range of the remaining option prices for the construction permits to be acquired from Eastern Sierra Broadcasting Corporation.  See page 7.  Each construction permit has a different acquisition price and the Registrant has made certain payments as discussed elsewhere in the Prospectus.  A complete discussion of the option price, payment terms, and other terms of the options for each construction permit is beyond the scope of the risk factor and unnecessary to disclose the risks relating to the failure to make payments when required.

The registrant has added a statement that the remaining option price to acquire the broadcast license from Eagle Bluff Enterprises is $5,000.  See page 7.

The proceeds of this offering may not be sufficient…page 9

6.

You appear to describe loans in the amount of $603,500 and $358,000 for purchase, upgrade and construction of two stations.  Yet you do not identify these loans in Liquidity and Capital Resources in MD&A on page 34 or elsewhere in the prospectus.  Please expand your disclosure about these loans.

The Registrant has deleted the reference to these loans from the risk factors as not relevant to the amount of funds required for continued operations.  The Registrant has added a discussion of the described loans to "Use of Proceeds" and "Liquidity and Capital Resources".  See page 13 and page 36, respectively.

7.

You explain that you anticipate that net proceeds from the current sale of radio stations will be sufficient to fund your requirements.  Please expand your disclosure to describe the nature of the potential sales of stations.  For example, it appears you have one pending sale and four outstanding options.  Please add a separate risk factor to specifically identify those risks associated with completing the sale and option exercises.

The Registrant has corrected the Registration Statement to reflect that it has signed a contract for the sale of one radio station that has been approved by the FCC and has entered into a contract under which a purchaser has an option to purchase and the Registrant has an option to sell two radio stations.  Only one agreement is a true "option" in which the prospective purchaser has no obligation to purchase the radio station.  Each pending transaction by the registrant is discussed in "Description of Business - Pending Transactions" commencing on page 26.  The primary risk associated with completing the sale pursuant to existing contracts is the compliance with FCC regulations which are discussed in the risk factor on page 6 and in "Description of Business - Transfers or Assignments of Permits and Licenses" on page 24.  The breach of material contracts by other contracting parties would be the type of risk that affects all businesses and is not unique to the Registrant's industry or the offering.  Accordingly, no separate risk factor is included with respect to this issue.

The Registrant has included an additional risk factor to address the risk that a purchaser elected to not exercise an outstanding option.  See page 7.

Use of Proceeds, page 11

8.

Please clarify how much you need to complete your Winchester, NV stations.  On page 9 you say it to be $358,000, but you appear to describe it here as being up to $550,000.

Total acquisition and construction costs of KBET (am), 790 kHc, Winchester, NV are expected to be $453,000, as described in "Liquidity and Capital Resources" on page 37.  Of the total costs, approximately $55,000 have been incurred and approximately $358,000 will be funded with indebtedness as described in "Liquidity and Capital Resources" on page 36 and "Use of Proceeds" on page 13.  The balance of $40,000 is expected to be funded with the proceeds from the Offering.  The disclosure in the "Use of Proceeds" has been corrected to reflect the estimated remaining costs of acquisition and construction and the source of funds for that purpose.  See page 12-13.

9.

Please clarify how much you need to acquire the assets from Eastern Sierra Broadcasting, as you describe such purchase prices as $68,000 on page 24 and such purchase price as $42,000 here.

The Registration Statement has been corrected to state that $62,000 of the proceeds will be used to complete the acquisition of the station construction permits from Eastern Sierra Broadcasting Corporation.  See page 12-13.  The statement on page 24 reflects the total aggregate option price of $68,000 and included a typographical error showing that $26,000 had been paid.  That statement, now found on page 25, and "Use of Proceeds" have been corrected to reflect that $6,000 has been paid pursuant to the option agreement and that $62,000 in proceeds will be used to complete the acquisition of the construction permits from Eastern Sierra Broadcasting Corporation.

10.

We note your disclosure under Use of Proceeds describing offering expenses of $15,000, yet this does not reconcile with your disclosure in Item 25 of Part II describing your expenses of $20,259.  Please reconcile these amounts.

The total costs of the offering in Item 25 of Part II have been increased to $90,448, which includes the fees paid to GOPUblicToday.com, Inc. pursuant to Comment 35.  Of the total amount of the costs of the offering, $75,000 has been paid and will not be funded from the proceeds of the offering.  The Registrant expects that no more than $15,000 in proceeds from the Offering will be used to pay Offering expenses.

Dilution, page 12

11.

Expand the first paragraph to state the number of shares held by your officers, directors, and affiliates and the amount paid for those shares.

The Registrant has included a statement that the officers, directors, promoters and affiliated persons own 13,504,316 shares of Common Stock for which they contributed assets having a value of $181,880 and indebtedness with a value of $1,169,953.  An additional 4,409,936 shares were issued for services rendered.  The weighted average cost of the shares issued to management is $.10 per share.  See page 13.

Description of Business, page 20

12.

We note your extensive revisions to your description of business.  The disclosure describes in general terms how one goes about buying and selling radio stations, but it does not give the specifics of your business that would be relevant to and investor.  For example (and this in only one example), explain what factors contributed to the fact that you were able to sell radio station KXEZ(FM) at a price so much greater than your initial purchase price and what costs you incurred prior to the sale.  Provide similar disclosure with regard to other material acquisitions and sales.

Many of the radio stations that the Registrant has sold were substantially developed by predecessors and were transferred to the Registrant on March 25, 1998 as the initial capital contribution or in the transaction with the Bate Family Trust.  The total costs incurred in each transaction are reflected in the financial statements and discussed in "Comparison of the Year Ended December 31, 2003 ("Fiscal 2003") with the Year Ended December 31, 2004 ("Fiscal 2004")" on page 34.

Each transaction in which the Registrant has engaged is unique and a detailed explanation of the steps taken in each transaction may be misleading because it would not be indicative of the steps taken in any other transaction.  The main factor that contributes to the difference between the cost of acquisition and the sale price of each radio station or construction permit is the knowledge and experience of Mr. Skinner in identifying distressed properties and underserved markets.  The Registrant has added a discussion relating to the value of radio broadcast properties and the experience of Mr. Skinner in identifying distressed properties and underserved markets to address the primary "value proposition" in its business.  See "Acquisition and Sale of Broadcast Assets" beginning on page 27.

Transactions and Current Holdings, page 23

13.

We note your revisions to the description of your transactions and current holdings.  Please balance this disclosure with other transactions that may not have been as successful for you.

The Registration Statement contains a description of all transactions in which the Registrant has been involved since its inception.  Mr. Morgan Skinner and other members of management were engaged in other transactions before the formation of the Registrant.

14.

Please expand your discussion of each of the transactions to explain how you valued the properties and the stock when you exchanged stock for property - particularly with regard to related party transactions.

In acquisitions from unrelated parties, the value of the assets was established by arms' length negotiations.  Only the acquisition of assets on March 25, 1998 and January 7, 2003 were with related parties.  As set forth in the Prospectus, the assets acquired by the Registrant from related parties were valued at the actual cost thereof incurred by the related parties.  Stock was valued at the net book value of the corporation after giving effect to the transaction or par value, whichever was greater at the time of the transaction.

15.

Regarding the purchase from the Bate Family Trust, disclose who received the shares.

On January 7, 2003, the Registrant issued 1,750,000 shares of its Common Stock to the Bate Family Trust (Jeffery B. Bate, Trustee).  On December 20, 2003, the Bate Family Trust transferred 700,000 shares to Lavon Randall Family Trust (Mr. Lavon Randall, Trustee), 700,000 shares to Bear River Trust (Mr. Morgan Skinner, Trustee); and 350,000 shares to Jeffrey B. Bate.  The Prospectus discloses that the shares were issued by the Registrant in a related party transaction with The Bate Family Trust and the subsequent transactions between the Bate Family Trust and other members of management on page 39.  The present ownership of the stock is reflected in the disclosure of shares owned by management under "Security Ownership of Certain Beneficial Owners and Management" on page 20.

16.

Provide a more detailed discussion of the terms of existing options to purchase or sell property so that investors can understand the likelihood of whether these transactions will actually occur.

The Registrant has added a section with a complete description of each pending option and asset purchase agreement.  See "Pending Transactions" on page 26.  To avoid confusion, the summary information relating to pending options and asset purchase agreements has been deleted from the list of transaction on page 25.

Management's Discussion and Analysis, page 53

Liquidity and Capital Resources, page 55

17.

Please revise to update your liquidity discussion through the most recent balance sheet date presented, June 30, 2005.  To this regard, it is not necessary to present redundant information found on the balance sheet, such as listing the current liabilities.  Refer to Item 303(b)(2) of Regulation S-B.

All discussions have been updated to include information through September 30, 2005.  The Registrant has reviewed "Liquidity and Capital Resources" and deleted redundant information found in the balance sheet.

18.

Please refer to page 59, the first paragraph after the table of accrued liabilities.  Clarify what is meant by the phrase, "In addition to the foregoing…"  Specifically quantify the amount of funds required.

The Registrant is unable to locate the paragraph referred to in this comment.  The cited language appeared in the original Registration Statement but was deleted from Amendment No. 1. and replaced with a discussion of the funds needed for continued operation for the next 12 months.  See, generally, page 36-37.

19.

Please refer to prior comment 28.  As previously requested, please specifically address the consequences if you fail to raise $358,000.  Explain if your business will cease to exist.

The Registrant has indicated that it does not have any commitments for alternative financing and may seek other sources of funding, including loans from its management, if the funds available from the offering are insufficient to meet its requirements.  The Registrant has also indicated that if funds are not available from the sale of stations and the offering or other sources, it may cease operations and liquidate its assets.  See page 37.

20.

Provide more detailed information regarding your notes payable.  We note, for example that you have a note payable that came due on July 23, 2005 for $574,000 and a note payable for $180,000 for which you are paying 25% interest.  Expand to discuss, and identify your major lenders.

The repetition of information relating to the outstanding loans was deleted from "Liquidity and Capital Resources" in Amendment No. 1 as unnecessary in light of the information contained in footnotes to the financial statements and was replaced with a discussion of the expected sources of liquidity to fund the cash requirements for the next 12 months.  See Comment 17 and page 36-37.  The balance sheet for the nine months ended September 30, 2005 continues to reflect these loans as current liabilities in Notes Payable and additional information about the status of the Registrant's liabilities has been added to the discussion of liquidity on page 36.  Complete information about all notes payable is included in the footnotes to the financial statements as of December 31, 2004 and for the period then ended.  The information in the footnote has been revised to include the name of the lender and has not materially changed except since December 31, 2004 except as discussed in "Liquidity and Capital Resources" on page 36.  The Registrant provides the following supplemental information for the staff:

The note in the principal amount of $574,000 due on July 23, 2005 was renewed and extended until April 30, 2006.  Accrued and unpaid interest was capitalized and the principal amount of this obligation as of September 30, 2005 was $705,000 bearing interest at 14.5% per annum.  This note is payable to US Capital Corporation, a non-affiliate of the Registrant.

The note in the principal amount of $180,000 and bearing interest at the rate of 25.0% is payable to Dale Larkin, an individual non-affiliate stockholder of the Registrant and the owner of certain property that is leased by the Registrant.

The Registrant has executed an unsecured demand note in the amount of $129,375 and bearing interest at the rate of 10.5% payable to Dan Alpert, an individual non-affiliate stockholder of the Registrant.

21.

We note you have two full time employees and one part time one.  We also note you have $934,481 in "accrued payroll, payroll taxes and penalties."  Disclose more specifically how that amount is allocated to each of those categories.  Tell us the amounts categorized as "accrued payroll" for each of your named executive officers and whether the amounts are reflected in the summary compensation table.

The repetition of information relating to the accrued liabilities was deleted from "Liquidity and Capital Resources" in response to Comment 17.  The aggregate amount of current liabilities as of September 30, 2005 was $943,383 as stated in the interim financial statements.  Of this amount, $365,928 related to accrued payroll, $473,684 related to accrued payroll taxes and $103,771 related to penalties and interest on accrued payroll taxes.

The amount of accrued payroll for each named executive officer is set forth below.  We confirm that following accrued payroll relating to the named executive officers is reflected in the summary compensation table for previous fiscal years.  Accrued payroll for the current fiscal year is not included in the summary compensation table because interim information is not required by the summary compensation table.

E. Morgan Skinner

$  141,269

R. Michael Bull

      34,602

Total

$  175,871

22.

Update the status of the KUPA sale here and throughout the prospectus.

A complete description of the sale of KUPA(AM) is included under "Description of Business - Pending Transactions" on page 26 and the status of the transaction has been updated throughout the Prospectus.  An amended Asset Purchase Agreement was signed on October 3, 2005 that provides for an increase in the purchase price to $675,000, of which $50,000 has been paid.  In addition the closing date has been extended to five (5) days after the renewal of the broadcast license for KUPA(AM) or February 3, 2006, whichever is first.  The amended Asset Purchaser Agreement is filed with Amendment No. 2 as Exhibit 10.19.

Relationships and Related Transactions, page 36

23.

Reconcile your response to comment 37 with the disclosure in the filing regarding the number of shares Mr. Randall received.

The Registrant declared a 3.5:1 forward split on December 20, 2004.  The amount stated in Amendment No. 1 was based on pre-split shares and has been corrected to reflect that 3,854,690 shares on a post-split basis were issued to Mr. Randall on March 25, 1998.

24.

We reissued comment 38.  Expand to describe each transaction that took place where shares were issued to the officers and directors that resulted in their share ownership, as reflected on page 18 and 19.

A summary of each transaction in which shares were issued or transferred to officers is included in Amendment No. 2 on page 39.  The totals of the transactions disclosed will not reconcile to the ownership disclosed in "Security Ownership of Certain Beneficial Owners and Management" because of subsequent transactions in which the officers transferred ownership of shares to other family members and in which the officers have no remaining beneficial interest.

25.

Please disclose the interest rate for the Bate Family Trust loan.

As indicated in Amendment No. 1, the amount due the Bate Family Trust is not a loan and does not accrue interest.  It is the remaining cash payment due to the Bate Family Trust in connection with the acquisition of assets as described on page 25 and page 39.  It is also further disclosed in Footnote 4 to the financial statements as of December 31, 2004 and for the period then ended.

26.

Please identify the nature of the other liabilities due to the president and when the interest began accruing.

The other liabilities due the President are, as indicated, temporary advances by the President to the Registrant.  The aggregate advances as of September 30, 2005 are $100,649 and bear interest at the rate of 10.5% per annum calculated on the actual number of days each advance is outstanding.

27.

Please expand your description of the transaction with the Bate Family Trust to explain the nature and reasons for the transaction.  Also, explain how the transaction was valued.  Please identify any related parties who are beneficiaries under this trust.

Amendment No. 2 describes the transaction with the Bate Family Trust.  It was an acquisition of assets from Diamond Broadcasting Corporation, which was owned by the Bate Family Trust and managed by the Registrant.  Jeffrey B. Bate, the stepson of the President and CEO, is the trustee of the Bate Family Trust.  Substantially, all of the stock issued in the transaction was transferred to the Lavon Randall Family Trust (Mr. Lavon Randall, Trustee), the Bear River Trust (Mr. Morgan Skinner, Trustee), and Mr. Jeffrey Bate as the contributors of the assets to Diamond Broadcasting Corporation.

28.

Please confirm that the proceeds from this offering will not be used to repay any related party loans.

The Registrant confirms that none of the proceeds from the Offering will be used to repay loans from related parties.

Interests of Named Experts, page 42

29.

Expand to disclose all material terms of your agreement with Gopublictoday.com, including the costs associated with future consulting services and the registrant's indemnification obligations.

GoPublicToday.com, Inc. provides consulting and advisory services to the Registrant in connection with the Offering.  In particular, it has provided and is providing advice and assistance in connection with corporate and capital structure and formation, retaining various professionals necessary to file the Registration Statement, drafting registration documentation, and identifying and retaining a registered broker/dealer to submit an application for trading on the Over-the-Counter Bulletin Board.  GoPublicToday.com, Inc. has not identified potential investors or otherwise engaged in the promotion of the securities of the Registrant.  GoPublicToday.com, Inc. did not prepare or certify any part of the Registration Statement although it assisted the Registrant compiling information and in securing the services of attorneys, accountants and other professionals that prepared the information on behalf of the Registrant.  Accordingly, the Registrant does not believe that GoPublicToday.com, Inc. is a "promoter" as that term is used in Item 404(d) of Regulation S-B or an "expert" as that term is defined in Item 509 of Regulation S-B and discussion of the terms of the agreement between the Registrant and GoPublicToday.com, Inc. could be misinterpreted to be an indication that GoPublicToday.com, Inc. is responsible for preparing or certifying some part of the Registration Statement.

The foregoing notwithstanding, the Registrant has included information about GoPublicToday.com in Amendment No. 2, including a statement that the Registrant has agreed to indemnify GoPublicToday.com, Inc. from any liability in connection with the offering.

Note 9. Discontinued Operations, page F-15

30.

Please refer to prior comment 48.  Consider revising your title "discontinued operations" to be more descriptive of the liability.  For example, "liabilities of subsidiaries in bankruptcy" or "subsidiaries in bankruptcy" would be more descriptive of the liability.

The title has been revised to read "Liabilities of subsidiaries in bankruptcy".

Note 15. Subsequent Events, page F-19

31.

We note from your response to prior comment 23, that your projected sales are expected to close within the next twelve months.  Tell us your consideration of presenting the assets as held for sale.  Refer to the criteria in paragraph 30 of SFAS 144 in your response.

The Registrant reviewed the guidance in SFAS 144 paragraph 30 to determine if the assets should be reclassified as "held for sale".  The Registrant believes that it does not meet the conditions of all the requirements to classify the assets as held for sale per SFAS 144 paragraph 30(b) because the assets in their current condition are not available for immediate sale and will require additional modifications before they are ready for sale.

Part II. Item 25

32.

It appears that the expenses of this offering should include the fees paid to Gopublictoday.  Please revise.

Item 25, Part II has been amended to reflect the payment of $75,000 in consulting and legal fees relating to this Offering.  See also the response to Comment 10.

Exhibits

33.

File the option agreements for KPTO(AM) and KITT(FM).

The option agreements relating to KPTO (AM) and KITT (FM) was filed with the Registration Statement as Exhibit 10.11.  The Registrant has also filed the following additional exhibits with Amendment No. 2:

10.19    Amended Asset Purchase Agreement dated October 3, 2005 between the Registrant and Broadcast Corporation of America.

10.20    Amendment to Option Agreement dated September 27, 2005 between the Registrant and Lakeshore Media, LLC

10.21    Asset Purchase Agreement dated June 15, 2004 between our subsidiary, AM Radio 1490, Inc., and Bible Broadcasting Network, Inc.

10.22    Amendment dated October 24, 2005 to Asset Purchase Agreement between our subsidiary, AM Radio 1490, Inc., and Bible Broadcasting Network, Inc.

Legality Opinion

34.

Remove the first sentence in the last paragraph because purchasers of the securities are entitled to rely on the opinion.

The first sentence of the last paragraph has been removed in the amended Legal Opinion filed as Exhibit 5.1.

We appreciate the detailed review of Amendment No. 1 by the staff and have attempted to address all comments to the extent of available information.  We acknowledge that the Registrant is responsible for the accuracy and adequacy of the disclosures in Amendment No. 2.  Please contact the undersigned at (713) 222-6025 if you have any questions regarding the Registrant's responses to your comments or Amendment No. 2.

Very truly yours

FRANKLIN, CARDWELL & JONES

/s/ Lawrence E. Wilson

Lawrence E. Wilson

For the firm

Enclosure

cc:

Legacy Communications Corporation

GoPublicToday.com, Inc.